November 15, 2002



Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.  20549

Re:       Credicorp Ltd. - Report on Form 6-K

Dear Sirs:

On behalf of Credicorp Ltd. (the "Company"), I hereby notify you of the following Material Events on the Company's Report on Form 6-K (the "Form 6-K"). The signed copy has been numbered sequentially from the first through the last page and the total number of pages contained in the Form 6-K has been set forth on the first page. The enclosed is being furnished but shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Please direct any questions or comments you may have regarding this filing to the undersigned at 156 Calle Centenario, La Molina, Lima - 12 Peru.




Sincerely,





Ray Campos

                        SECURITIES AND EXCHAGE COMMISSION
                              Washington, DC 20549


                                    ________


                                    FORM 6-K


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            For the November 14, 2002


                                 Credicorp Ltd.
                                 Clarendon House
                                  Church Street
                             Hamilton HM 11 Bermuda

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F___x_                Form 40-F________


     Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes________                   No_____x______

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     The attached Material Events (Hechos de Importancia) are being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the following:

(1) Notice of Material Event, submitted to CONASEV and the Bolsa de Valores de Lima on November 4, 2002.

(2) Notice of Material Event, submitted to CONASEV and the Bolsa de Valores de Lima on November 14, 2002.

(3) Notice of Material Event, submitted to CONASEV and the Bolsa de Valores de Lima on November 14, 2002.

(4) Credicorp Ltd. and Subsidiaries, Consolidated Balance Sheet, as of September 30, 2002 and Consolidated Statement of Income for the Nine months ended September 30, 2002.

(5) Credicorp Ltd. Press Release reporting financial results for the period ended September 2002, submitted to CONASEV, and the Bolsa de Valores de Lima on November 14, 2002.

(1) Notice of Material Event regarding Credicorp Ltd., dated November 4, 2002

La Molina, November 4, 2002


Our Company, Credicorp Ltd., in accordance with article 28 of Decree Law
861, Capital Markets Law and the CONASEV resolution N o 307-95-EF/94.10, hereby notify you of the following Material Event "Hecho de Importancia".

Mr. Jose Antonio Onrubia Romero has presented his resignation to the Board of our institution.

The President presented the text of Mr. Onrubia's letter of resignation to the Board in the session of Thursday, October 31, 2002. The board members expressed their sorrow for this decision and recognized the valuable services and contribution that Mr. Onrubia has given to the Board and this prestigious institution since its creation.

Likewise we inform that in the same session Mr. Luis Enrique Yarur Rey was designated as the new Director of Credicorp, to cover the vacancy created by the resignation of Mr. Onrubia.

As soon as the Act of the session in which Mr. Yarur is designated to the Board is approved and signed, a copy we shall forward due notification of such act.


Sincerely,


Benedicto Ciguenas
Credicorp Ltd.

(2) Notice of Material Event regarding Credicorp Ltd. dated November 14, 2002

Lima - Peru
November 14, 2002




Dear Sirs:



     Credicorp Ltd.'s main operating subsidiary, Banco de Credito del Peru in accordance with Peruvian Capital Markets Law, hereby notifies you of the following material event. Our board of Directors has announced that it has reached an agreement to purchase 99.94% of the equity shares of Banco Santander Central Hispano, Peru, a subsidiary of Banco Santander Central Hispano of Spain. This transaction includes 100% of the common voting shares of the mutual fund entity, Sociedad de Fondos Mutuos Santander Central Hispano S.A: (Peru). Both of these entities will be absorbed by merger into Banco de Credito del Peru's operations.

     The transaction will be carried out in accordance with the Peruvian Capital Markets Law via a Public Tender Offer whereby Banco de Credito del Peru will seek to acquire at least 99.9% of the outstanding shares of Santander Central Hispano, Peru, on the Lima stock exchange.

Sincerely,



Credicorp Ltd.

(3) Notice of Material Event regarding Credicorp Ltd., dated November 14, 2002

November 14, 2002

Comision Nacional Supervisora
De Empresas y Valores
Lima

Ref.; "Material Event"

Dear Sirs:

     In conformity with the articles10 and 28 of Capital Market Law and CONASEV Resolution No. 307-95-EF/94.10, we hereby notify you of the following Material Event, "Hecho de Importancia".

     Today, the Central Management of our company approved the consolidated financial statements for Credicorp and Subsidiaries as of September 30, 2002.

Sincerely,






Benedicto Ciguenas
Credicorp Ltd.

(4) Financial Statements


     CREDICORP LTD. AND SUBSIDIARIES
        CONSOLIDATED BALANCE SHEET
   AS OF SEPTEMBER 30, 2002 AND DECEMBER 31, 2001
  (Amounts expressed in thousands of U.S. Dollars)
--------------------------------------------------------------------------------------------------------------------------------
                                              2002       2001                                                 2002         2001
--------------------------------------------------------------------------------------------------------------------------------
 ASSETS                                                          LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------------
                                                                 LIABILITIES
--------------------------------------------------------------------------------------------------------------------------------
 CURRENT ASSETS                                                  CURRENT LIABILITIES
--------------------------------------------------------------------------------------------------------------------------------
 Cash and due from banks                 2,003,455  1,847,266    Deposits and obligations                5,427,203    5,433,328
--------------------------------------------------------------------------------------------------------------------------------
 Interbank Funds                            17,069     50,186    Interbank Funds                            12,806       25,202
--------------------------------------------------------------------------------------------------------------------------------
 Marketable securities, net                                      Deposits from other financial and
                                           518,108    548,138     international institutions               207,096      319,163
--------------------------------------------------------------------------------------------------------------------------------
 Loans net                               3,558,785  3,720,046    Due to banks and correspondents           161,022      103,169
--------------------------------------------------------------------------------------------------------------------------------
 Accounts receivables (net)                                      Securities, notes and obligations
                                                 0          0     outstanding                                    0            0
--------------------------------------------------------------------------------------------------------------------------------
 Other accounts receivables (net)                0          0    Accounts payables                               0            0
--------------------------------------------------------------------------------------------------------------------------------
 Other Assets                                    0          0    Other accounts payables                         0            0
--------------------------------------------------------------------------------------------------------------------------------
 TOTAL CURRENT ASSETS                    6,097,417  6,165,636    Provisions                                      0            0
--------------------------------------------------------------------------------------------------------------------------------
                                                                 Other liabilities                         301,765      316,910
--------------------------------------------------------------------------------------------------------------------------------
 Loan portfolio (net)                            0          0    TOTAL CURRENT LIABILITIES               6,109,892    6,197,772
--------------------------------------------------------------------------------------------------------------------------------
 Accounts receivables (net)                      0          0
--------------------------------------------------------------------------------------------------------------------------------
 Other accounts receivables (net)                0          0    Debt and financial obligations            131,556      213,081
--------------------------------------------------------------------------------------------------------------------------------
 Disposable assets, foreclosed assets and                        Securities, notes and obligations
  out of use assets                              0          0     outstanding                                    0            0
--------------------------------------------------------------------------------------------------------------------------------
 Investment securities available for sale  618,286    587,349    Other accounts payables                    30,564       23,801
--------------------------------------------------------------------------------------------------------------------------------
 Real state investments (net)                    0          0    Provisions                                263,703      238,159
--------------------------------------------------------------------------------------------------------------------------------
 Property, plant and equipment, net        244,050    258,870    Income tax and deferred liabilities             0            0
--------------------------------------------------------------------------------------------------------------------------------
 Intangible assets (net)                         0          0    Other liabilities                               0            0
--------------------------------------------------------------------------------------------------------------------------------
 Income tax and deferred assets                  0          0    TOTAL NON CURRENT LIABILITIES             425,823      475,041
--------------------------------------------------------------------------------------------------------------------------------
 Other Assets                              438,762    569,986    TOTAL LIABILITIES                       6,535,715    6,672,813
--------------------------------------------------------------------------------------------------------------------------------
                                                                 Minority Interest                          64,311      112,255
--------------------------------------------------------------------------------------------------------------------------------
                                                                 SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------------
                                                                 Paid in Capital                           398,735      397,307
--------------------------------------------------------------------------------------------------------------------------------
                                                                 Additional Capital                        140,500      139,020
--------------------------------------------------------------------------------------------------------------------------------
                                                                 Reserves                                   69,527       69,527
--------------------------------------------------------------------------------------------------------------------------------
                                                                 Other Reserves                             34,577       34,577
--------------------------------------------------------------------------------------------------------------------------------
                                                                 Retained earnings                         155,150      156,342
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
 TOTAL NON CURRENT ASSETS                1,301,098  1,416,205    TOTAL SHAREHOLDERS' EQUITY                798,489      796,773
--------------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                    TOTAL LIABILITIES AND NET
                                         7,398,515  7,581,841     SHAREHOLDERS'S EQUITY                  7,398,515    7,581,841
-=============================================================---===============================================================

           CREDICORP LTD. AND SUBSIDIARIES
                  INCOME STATEMENTS
  For the periods ended September 30, 2002 and 2001
           (In Thousands of U.S. Dollars)
-------------------------------------------------------------------------------------------------------------------
                                                     For the 3 month For the 3 month For the 9 monthFor the 9 month
                                                      period July 1st period July 1st  period Jan.    period Jan.
                                                       to September    to September      1st to         1st to
                                                         30, 2002        30, 2001     September 30,  September 30,
                                                                                           2002           2001
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
INCOME                                                       119,630         173,142        390,560        539,711
-------------------------------------------------------------------------------------------------------------------
 Interest Income                                             119,630         173,142        390,560        539,711
-------------------------------------------------------------------------------------------------------------------
  Interest on Deposits with banks                             10,420          17,849         26,286         54,989
-------------------------------------------------------------------------------------------------------------------
  Interest and commissions from Interbank funds                    0               0              0              0
-------------------------------------------------------------------------------------------------------------------
  Interest on trading securities                               9,915          20,026         43,444         62,246
-------------------------------------------------------------------------------------------------------------------
  Interest on Loans                                           98,991         134,915        319,027        420,469
-------------------------------------------------------------------------------------------------------------------
  Income on notes receivables                                      0               0              0              0
-------------------------------------------------------------------------------------------------------------------
  Interest and dividends on investment                           304             352          1,803          2,007
-------------------------------------------------------------------------------------------------------------------
  Fees and other income on financial operations                    0               0              0              0
-------------------------------------------------------------------------------------------------------------------
  Others                                                           0               0              0              0
-------------------------------------------------------------------------------------------------------------------
Operating Income                                                   0               0              0              0
-------------------------------------------------------------------------------------------------------------------
Other operating revenue                                            0               0              0              0
-------------------------------------------------------------------------------------------------------------------
EXPENSES                                                     (42,139)        (78,775)      (134,483)      (257,981)
-------------------------------------------------------------------------------------------------------------------
  Interest Expense                                           (42,139)        (78,775)      (134,483)      (257,981)
-------------------------------------------------------------------------------------------------------------------
  Interest and fees on obligations with the public                 0               0              0              0
-------------------------------------------------------------------------------------------------------------------
  Interest and fees on interbank funds                             0               0              0              0
-------------------------------------------------------------------------------------------------------------------
  Interest on deposits from other financial and
   international institutions                                (28,090)        (55,709)       (89,392)      (178,861)
-------------------------------------------------------------------------------------------------------------------
  Interest on short term debt to banks and
   correspondets                                              (5,464)        (13,222)       (20,149)       (48,790)
-------------------------------------------------------------------------------------------------------------------
  Interest on long term debt to banks and
   correspondents                                                  0               0              0              0
-------------------------------------------------------------------------------------------------------------------
  Interest and fees on other financial obligations                 0               0              0              0
-------------------------------------------------------------------------------------------------------------------
  Other interest expense                                      (8,585)         (9,844)       (24,942)       (30,330)
-------------------------------------------------------------------------------------------------------------------
Operating costs                                                    0               0              0              0
-------------------------------------------------------------------------------------------------------------------
GROSS FINANCIAL MARGIN                                        77,491          94,367        256,077        281,730
-------------------------------------------------------------------------------------------------------------------
Provision for lower market value of investments                    0               0              0              0
-------------------------------------------------------------------------------------------------------------------
Provision for possible loan losses, net                      (32,236)        (29,956)       (87,911)       (93,963)
-------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                           45,255          64,411        168,166        187,767
-------------------------------------------------------------------------------------------------------------------
Other Income                                                  89,649          89,456        266,656        249,551
-------------------------------------------------------------------------------------------------------------------
Other expense                                                (25,463)        (24,444)       (73,395)       (75,016)
-------------------------------------------------------------------------------------------------------------------
OPERATING MARGIN                                             109,441         129,423        361,427        362,302
-------------------------------------------------------------------------------------------------------------------
Administrative expenses                                      (94,881)       (109,032)      (295,877)      (311,525)
-------------------------------------------------------------------------------------------------------------------
Cost of sales                                                      0               0              0              0
-------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS                                             14,560          20,391         65,550         50,777
-------------------------------------------------------------------------------------------------------------------
Financial income                                                   0               0              0              0
-------------------------------------------------------------------------------------------------------------------
Financial expense                                                  0               0              0              0
-------------------------------------------------------------------------------------------------------------------
Other income and expense                                        (900)           (550)        (2,866)        (3,410)
-------------------------------------------------------------------------------------------------------------------
Result from exposure to inflation                                  0               0              0              0
-------------------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary items            13,660          19,841         62,684         47,367
-------------------------------------------------------------------------------------------------------------------
Participations                                                     0               0              0              0
-------------------------------------------------------------------------------------------------------------------
Income taxes                                                  (8,809)         (5,515)       (26,641)       (12,952)
-------------------------------------------------------------------------------------------------------------------
Income before extraordinary items                              4,851          14,326         36,043         34,415
-------------------------------------------------------------------------------------------------------------------
Extraordinary income                                               0               0              0              0
-------------------------------------------------------------------------------------------------------------------
Extraordinary expenses                                             0               0              0              0
-------------------------------------------------------------------------------------------------------------------
Income before minority interests                               4,851          14,326         36,043         34,415
-------------------------------------------------------------------------------------------------------------------
Minority interest                                             (1,771)         (3,199)        (7,177)        (6,412)
-------------------------------------------------------------------------------------------------------------------
Net Income                                                     3,080          11,127         28,866         28,003
-------------------------------------------------------------------------------------------------------------------
Prefered dividends                                                 0               0              0              0
-------------------------------------------------------------------------------------------------------------------
NET ATTRIBUTABLE INCOME                                        3,080          11,127         28,866         28,003
-------------------------------------------------------------------------------------------------------------------
Earnings per share                                          0.038622        0.138877       0.361970       0.349509
-------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                  0.038622        0.138877       0.361970       0.349509
-------------------------------------------------------------------------------------------------------------------

               CREDICORP LTD. AND SUBSIDIARIES
               Changes in Shareholder's Equity
     For the periods ended September 30 of 2002 and 2001
                (In Thousands of U.S. Dollars)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                               Common   Capital    Legal    Special    Retained      Total
                                                                Shares   Surplus   Reserve   Reserve    Earnings
-----------------------------------------------------------------------------------------------------------------------------
Balances at January 1, 2001                                     400,605  145,065    69,527     28,659     138,873    782,728
-----------------------------------------------------------------------------------------------------------------------------
    Changes in accounting practices and correction of material
 1.  errors                                                           0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
 2. Distribution and appropriation of profits                         0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
 3. Dividends and participations                                      0        0         0          0      (8,017)    (8,017)
-----------------------------------------------------------------------------------------------------------------------------
 4. New capital additions                                             0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
 5. Changes in premiums and donations                                 0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
 6. Increase or decrease due to mergers or spinoffs                   0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
 7. Asset revaluations                                                0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
 8. Capitalization of equity accounts                                 0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
 9. Capital reductions                                                0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
10. Profit (loss) net of the current period                           0        0         0          0      28,003     28,003
-----------------------------------------------------------------------------------------------------------------------------
11. Other increase (decrease) of equity accounts                      0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
Balances at September 30, 2001                                  400,605  145,065    69,527     28,659     158,859    802,715
-----------------------------------------------------------------------------------------------------------------------------
Balances at January 1, 2002                                     397,307  139,020    69,527     34,577     156,342    796,773
-----------------------------------------------------------------------------------------------------------------------------
    Changes in accounting practices and correction of material
 1.  errors                                                           0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
 2. Distribution and appropriation of profits                         0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
 3. Dividends and participations                                      0        0         0          0     (15,987)   (15,987)
-----------------------------------------------------------------------------------------------------------------------------
 4. New capital additions                                             0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
 5. Changes in premiums and donations                                 0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
 6. Increase or decrease due to mergers or spinoffs                   0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
 7. Asset revaluations                                                0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
 8. Capitalization of equity accounts                                 0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
 9. Capital reductions                                                0        0         0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------
10. Profit (loss) net of the current period                           0        0         0          0      28,866     28,866
-----------------------------------------------------------------------------------------------------------------------------
11. Other increase (decrease) of equity accounts                  1,428    1,480         0          0     (14,071)   (11,163)
-----------------------------------------------------------------------------------------------------------------------------
Balances at September 30, 2002                                  398,735  140,500    69,527     34,577     155,150    798,489
-----------------------------------------------------------------------------------------------------------------------------


               CREDICORP LTD. AND SUBSIDIARIES
                   Statement of Cash Flows
    For the periods ended September 30 of  2002 and 2001
               (In Thousands of U.S. Dollars)
-------------------------------------------------------------------------------------------
                                                             For the 6 month For the 6 month
                                                               period Jan.     period Jan.
                                                                 1st to          1st to
                                                              September 30,   September 30,
                                                                   2002            2001
-------------------------------------------------------------------------------------------
RECONCILIATION OF NET RESULTS WITH CASH AND CASH EQUIVALENTS PROVIDED BY OPERATIONS
-------------------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE PERIOD                                     28,866         28,003
-------------------------------------------------------------------------------------------
ADJUSTMENTS TO NET RESULTS OF THE PERIOD                                  0              0
-------------------------------------------------------------------------------------------
Depreciation and amortization                                        32,828         34,335
-------------------------------------------------------------------------------------------
Loan loss provision                                                  87,911         93,963
-------------------------------------------------------------------------------------------
Provision for securities and seized assets                           20,333         21,285
-------------------------------------------------------------------------------------------
Other provisions                                                          0              0
-------------------------------------------------------------------------------------------
Profit (loss) from the sale of securities                            (6,544)        (1,191)
-------------------------------------------------------------------------------------------
Profit (loss) from the sale of properties and equipment                   0              0
-------------------------------------------------------------------------------------------
Others                                                                    0              0
-------------------------------------------------------------------------------------------
DEBITS AND CREDITS FROM NET CHANGES IN ASSETS AND LIABILITIES
-------------------------------------------------------------------------------------------
Increase (decrease) in receivables and other accounts
 receivables                                                         (2,049)        (2,126)
-------------------------------------------------------------------------------------------
Increase (decrease) in notes payables and other accounts
 payables                                                             1,171         35,594
-------------------------------------------------------------------------------------------
Increase (decrease) in other assets                                 120,302        (20,756)
-------------------------------------------------------------------------------------------
Increase (decrease) in other liabilities                            (47,944)         7,598
-------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS PROVIDED BY
 OPERATIONS                                                         234,874        196,705
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
-------------------------------------------------------------------------------------------
Increase from sale of properties and equipment                            0              0
-------------------------------------------------------------------------------------------
Increase from sale of other non financial assets                     30,638              0
-------------------------------------------------------------------------------------------
Purchase of properties and equipment                                 (8,295)       (12,693)
-------------------------------------------------------------------------------------------
Purchase of other non financial assets                              (53,235)      (214,229)
-------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS PROVIDED BY
 INVESTING ACTIVITIES                                               (30,892)      (226,922)
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
-------------------------------------------------------------------------------------------
Increase (decrease) net of deposits and obligations                (118,192)       365,262
-------------------------------------------------------------------------------------------
Increase (decrease) net of obligations to banks and
 correspondents                                                     (36,068)        20,358
-------------------------------------------------------------------------------------------
Increase (decrease) net of other financial liabilities                    0              0
-------------------------------------------------------------------------------------------
Increase (decrease) capital and capital surplus                           0              0
-------------------------------------------------------------------------------------------
(Increase) decrease net of the loan portfolio                        73,350         60,911
-------------------------------------------------------------------------------------------
(Increase) decrease net of investments                                    0              0
-------------------------------------------------------------------------------------------
Dividends received (paid)                                                 0              0
-------------------------------------------------------------------------------------------
(Increase) decrease of other financial assets                             0              0
-------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS PROVIDED BY
 FINANCING ACTIVITIES                                               (80,910)       446,531
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    123,072        416,314
-------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR            1,897,452      1,752,577
-------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                  2,020,524      2,168,891
-------------------------------------------------------------------------------------------

(5)
FOR IMMEDIATE RELEASE:
For additional information please contact:
Jose Hung                                          Alfredo Montero
Investor Relations                                 General Manager
Banco de Credito                                   Banco de Credito, Miamigency
Phone: (511) 349-0590                              Phone: (305) 448-0971
E-mail: jhung@bcp.com.pe                           Fax:   (305) 448-0981
Web site: http://www.credicorpnet.com              E-mail: amontero@bcpmiami.com


                   CREDICORP LTD. ANNOUNCES FINANCIAL RESULTS
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2002

(Lima, Peru, November 14, 2002) - Credicorp Ltd. ("Credicorp") (NYSE:BAP; LSE:BAPC1) today announced its financial results for the quarter ended September 30, 2002.

For the nine month period ended September 30, 2002, Credicorp reported a consolidated net income of US$28.9 million, slightly over US$28.0 million obtained in the same period of year 2001, resulting in US$0.36 and US$0.35 per share, respectively. In the third quarter 2002, Credicorp had net income of US$3.1 million, or US$0.04 per share, compared to US$11.1 million in the same period of year 2001, or US$0.14 per share. Results in the first nine months of 2002 were slightly over the same period in 2001, being noteworthy the reduced net interest income and higher income taxes in the current year period, which were offset by higher non-financial income, lower loan loss provisions and decreased operating expenses. The third quarter 2002 net income declined compared to results in the same quarter of 2001 mainly because of lower net interest income, partly offset by higher non-financial income and lower operating expenses.

                       I. CREDICORP LTD. AND SUBSIDIARIES


                         CREDICORP LTD. AND SUBSIDIARIES
                               SUMMARY OF RESULTS
                (In U.S.$ millions, except net income per share)

----------------------------------------------------------------------------------
                                    Three months ended         Nine months ended
                              ----------------------------------------------------
                               30.09.01   30.06.02  30.09.02  30.09.01   30.09.02
----------------------------------------------------------------------------------
Net interest income                94.4       90.4      77.5     281.7      256.1
Provisions for possible loan
 losses, net                       30.0       30.3      32.2      94.0       87.9
Other income                       81.2       89.5      89.6     241.1      266.7
Claims on insurance activities     24.4       26.9      25.5      75.0       73.4
Other expenses                    102.6      100.5      94.9     305.0      295.9
Translation result                 (0.6)      (0.1)     (0.9)     (3.4)      (2.9)
Income before income tax and
------------------------------
      minority interest            17.9       22.2      13.7      45.5       62.7
----------------------------------------------------------------------------------
Income Tax                         (3.6)      (9.1)     (8.8)    (11.1)     (26.6)
Minority Interest                  (3.2)      (2.1)     (1.8)     (6.4)      (7.2)
          Net Income               11.1       11.0       3.1      28.0       28.9
----------------------------------------------------------------------------------
Net Income per share (1)           0.14       0.14      0.04      0.35       0.36
----------------------------------------------------------------------------------

(1) Based on 79.8 million net outstanding shares at 2Q02 and 3Q02, 80.2 million in other periods. The total number of shares is 94.4 million, however, as
     14.6 million are held by affiliates as treasury shares, the net consolidated outstanding shares are 79.8 million.

I.1  PERUVIAN ECONOMIC SITUATION

     GDP growth, that was 3.8% in both July and August 2002, exceeded expectations. After a 7.5% increase in April. With growth of 3.0% achieved in the first quarter 2002, and 5.3% in the second quarter, cumulative growth through August 2002 reached 4.1%, compared to a 1.2% decline in the same period of 2001. GDP figures confirm a recovery, with continuous increases since August 2001, but which is perceived as weak and uneven. Growth of last July and August is partly due to increased tax collections, that benefitted from non-recurrent administrative changes. Nevertheless, the recovery of the construction sector, of non-primary manufacturing (which include cement production) and of consumption is noteworthy. In the following months GDP will slowdown after passing the Antamina effect and because internal demand continues depressed, affected by the low level of investment.

     Cumulative GDP growth through August 2002 was 4.1%, with increases in all sectors except Fishing (-3.2%), with the highest growth rates seen in the Mining (16.5%), Construction (9.3%), Electricity and Water (5.4%) and Agriculture (5.0%). Manufacturing grows 2.6% and, since the second quarter 2002, due to growth in non-primary production, where increased textiles, food production and non-metallic minerals (cement) should be noted. Compared to the preceding year, through August 2001 GDP declined -1.2%, decreasing mostly Construction (-10.5%), Fishing (-5.8%), Manufacturing (-2.0%) and Agriculture (-1.6%).

     Continuing a positive trend that began in the last quarter of last year, aggregate demand data, available only through August of 2002, show that Internal Demand increased 3.2% in that period, after increasing 1.2% and 4.0% in the first and second quarters of 2002, repectively. Growth in the second quarter 2002, is mostly due to increased private and public consumption, 4.2% and 4.6%, respectively. Nevertheless, total investment declined -1.9% in the second quarter, consecutively dropping since the third quarter of 2000.

     In the third quarter of 2002, the consumer price index in Peru increased 0.6%, similar to inflation in the preceding quarter which changed deflations in the four preceding quarters. Consumer price inflation in the current period is mainly due to higher fuel prices, public services and housing. Cumulative inflation through September 2002 was 1.2%, and remains below the 2.5% target established for total 2002 by the Central Bank.

     The average bank market Nuevos Soles exchange rate in Peru was S/.3.644 at September 30, 2002, devaluing 3.8% in the quarter, which continued increases since last May, for a total of 5.8% devaluation since year-end 2001.

     International reserves of the Central Bank continued their positive trend during the third quarter of 2002, growing from US$9,126 million at June 30, 2002 to US$9,857 million at September 30.

     During the third quarter 2002 both deposit and loan volumes had a slight positive trend. Deposits in the fifteen commercial banks in the system reached S/.49.4 billion (US$13.6 billion), according to the Asociacion de Bancos del Peru (ASBANC) as of September 30, 2002, a 6.2% increase in nominal terms compared to June 30, 2002, partly due to the devaluation in the period.

     During the quarter ended September 30, 2002, total loans in the banking system increased 1.9%, in nominal terms, to S/.37.7 billion (US$10.4 billion), and grow 4.7% with respect to the year-ago loan balances. During the quarter, local currency loans (18.9% of total loans) grew 1.6%, while foreign currency loans decreased 1.7% (in U.S. Dollar terms).

     As of September 30, 2002, the Peruvian bank's average past due ratio was 8.2%, similar to the rate in June 2002, but is lower than the 10.1% past due ratio at September 2001. It should be noted that these ratios are below actual ones due to the benefits of government sponsored programs that exchanged Treasury Bonds for past due loans. BCP decided not to take advantage of these programs.

     Commercial banks' past due loans increased 2.7% during the current quarter to S/.3.1 billion (US$851 million), but are lower by 14.6% compared to bad loans at September 2001 (in nominal terms). At September 30, 2002, loan loss provisions were S/.3.9 billion (US$1.1 billion), 2.0% higher during this quarter. The system-wide past due loan coverage ratio remained at approximately 124.2% since last June.

     During the third quarter 2002 commercial banks' local currency interest rates increased, changing their negative trend due to the exchange rate volatility and the Central Bank's policy change in favor of monetary contraction. Local currency average loan rates (TAMN) were 20.4% in third quarter 2002, increasing from 19.9% in the preceding second quarter of 2002, while deposits rates (TIPMN) grew to 3.4% from 3.0%, respectively. The average local currency interbank rates increased from 2.6% in second quarter of 2002 to 5.6% in the current quarter. Foreign currency loan rates (TAMEX) were 10.0% in third quarter 2002, lower than 10.1% in the preceding period, while deposit rates (TIPMEX) decreased to 1.5% from 1.6% in the second quarter of 2002.


I.2  INTEREST INCOME AND OTHER INCOME

     Net interest income in the third quarter of 2002 was US$77.5 million, 17.9% less than that earned in the same period of 2001, mostly due to lower loan volumes and decreased interest rates on loans and on fixed income securities. Loans declined mostly due to the sale of Banco Capirtal and to lower volume in the Bolivian subsidiary. The net interest margin (net interest income over average interest earning assets), on an annualized basis, was 5.37% during the third quarter of 2002, lower than 5.97% in the year-ago quarter, and compared to 6.30% in the second quarter 2002. Net interest margin decreased with respect to the preceding quarter principally due to lower lending rates in local and foreign currency, noting an overall excess of liquid funds, and lower returns on fixed income securities specially in Banco Tequendama. The volume in interest earning assets, as an average between quarterly ending balances, reached US$5,772 million in the period, decreasing 8.7% compared to US$6,325 million in the third quarter of 2001.

     Non-interest income was US$89.6 million in the third quarter of 2002, increasing 10.5% compared to US$81.2 million in the same period of 2001, principally due to increased fee income and from insurance premiums. Income from banking fees in the third quarter of 2002 increased 11.8% compared to revenue in the year-ago period, reaching US$43.8 million. Losses on sale of securities grew to US$5.7 million in the current quarter mostly from lower value of the fixed income portfolio in ASHC and Banco Tequendama, due to Colombian Peso devaluation. Non-interest income components were as follows:


                                        3Q01    2Q02     3Q02       3Q02 vs.  3Q02 vs.
(In US$Mn)                                                            2Q02      3Q01
-------------------------------------------------------------------------------------
Commissions for banking services(1)     39.2     41.2     43.8        6.5%      11.8%
Net premiums                            28.0     31.4     31.3       -0.3%      11.7%
Gains from sale of securities           -2.9     -2.3     -5.7        N/A        N/A
Gains from foreign exchange              6.2      5.8      5.5       -3.8%     -10.9%
Other non-interest income               10.6     13.5     14.6        8.4%      38.2%
Total Non-Interest Income               81.1     89.5     89.6        0.2%      10.5%
-------------------------------------------------------------------------------------

(1) Credicorp's results show reclassifications by BCP, made on prior periods for comparison purposes, in the income from banking fees and general expenses concepts, of expenses incurred to provide certain services and recovered from clients through fees. Starting in 2Q02, financial statements show fee income net of these expenses, which were previously reported as part of general expenses.

I.3  OTHER NON-INTEREST EXPENSES

     Other non-interest expenses, which include provisions for assets received in lieu of loan repayment and employee profit sharing expense, amounted to US$94.9 million in third quarter 2002, 7.6% lower than in the same period of the previous year. Credicorp's other expense components had the following variations:


                                      3Q01     2Q02     3Q02     3Q02 vs.  3Q02 vs.
(% change and US$Mn)                                               2Q02      3Q01
-----------------------------------------------------------------------------------
Salaries and employee benefits        44.1     44.8     43.6       -2.6%      -1.2%
General, administrative, and
 taxes(1)                             33.2     33.7     33.0       -2.1%      -0.6%
Depreciation and amortization         11.4     10.9     10.7       -1.9%      -6.1%
Other                                 13.9     11.1      7.6      -31.9%     -45.6%
Total Other Expenses                 102.6    100.5     94.9       -5.6%      -7.6%
-----------------------------------------------------------------------------------

(1) See note in the preceding table.

     The efficiency ratio (adjusted operating expenses, determined by netting provisions for assets received in lieu of loan repayment, employee profit sharing expenses and non-recurrent expenses) as a percentage of total income, without extraordinary concepts, improved to 49.1% in the third quarter of 2002 having been 53.9% in the same period last year. As explained in Section II.4, BCP registered US$5.2 million of non-recurrent expenses in this quarter. Adjusted operating expenses as a percentage of average total assets was 4.5% the current period, lower than 4.7% in the year-ago quarter.


I.4  ASSETS AND LIABILITIES

     Credicorp's totals assets were US$7.4 billion at September 30, 2002, 1.5% over the balance at the start of the quarter, but declines 7.9% compared to the balance at September 2001. The loan portfolio as of September 30, 2002 totaled US$3.9 billion, decreasing 4.4% during the present quarter, and are 10.3% lower than the balance of September 2001. Deposits and other obligations reached US$5.6 billion at September 30, 2002, a 2.2% increase with respect to June 2002, but decrease 6.6% in the year since September 2001. Due to banks and correspondents, which closed at US$305.4 million, remained almost unchanged during the present quarter, but are 36.4% lower than the US$479.7 million balance at September 2001.

Loan quality indicators are shown in the following table:


(In US$Mn)               3Q01      2Q02      3Q02
----------------------------------------------------
Total loans             4,313.5   4,045.4   3,869.6
Past due loans            384.3     316.3     310.4
Loan loss reserves        355.8     314.1     310.8

Past due / Total loans      8.9%      7.8%      8.0%
Reserves / Past due        92.6%     99.3%    100.1%
----------------------------------------------------

     The balance of past due loans decreased from US$316.3 million in the preceding quarter to US$310.4 million at the end of the current quarter, after charge-offs amounting to US$27.1 million.

I.5  SUBSIDIARIES

Credicorp's principal subsidiaries contributed to consolidated net income as follows:


(US$Mn)                       3Q01       2Q02       3Q02          9m01       9m02
----------------------------------------------------------------------------------
Banco de Credito               US$15.6    US$13.3    US$10.0    US$34.0    US$37.3
Atlantic                         -1.4        0.1        0.1        4.1        1.5
PPS                               0.5        1.4        2.7       -0.8        6.3
Banco Tequendama                 -0.1       -0.5       -3.1       -1.7       -3.5
Credicorp and others*            -3.5       -3.3       -6.6       -7.6      -12.7

  Consolidated Net Income      US$11.1    US$11.0    US$ 3.1    US$28.0    US$28.8
----------------------------------------------------------------------------------

* Includes Inversiones Credito and Grupo Capital (for contributions through Nov. 2001).

     In the preceding table, the Credicorp and others concept contribute a loss of US$6.6 million in the current quarter, which is mostly due to exchange losses of US$2.8 million caused by the devaluation of the Colombian Peso and the Venezuelan Bolivar, and of US$3.8 million of provisions on impaired assets transferred from Banco Tequendama. Compared to the third quarter of 2001, Credicorp made US$0.2 million in provisions related to similar substandard loans and foreclosed assets transferred from Banco Tequendama, totalling US$2.4 million through September 2001.

     In the present quarter, BCP contributed US$10.0 million to Credicorp's net income, while its results according to Peruvian accounting principles reported in Section II, amounted to US$16.8 million, with the difference mainly due to lower translation gains registered on Credicorp's records (US$1.9 million) compared to inflation adjustment gains (US$7.5 million), which includes exchange gains on foreign currency asset positions in BCP's accounting based on domestic currency.

     In the case of PPS's contribution (US$2.7 million) to Credicorp's net income in this quarter, the difference with local books figures (US$3.4 million) is mostly explained by the deduction of minority interests (US$0.8 million) in PPS.

     Banco Tequendama contributed with a net loss of US$3.1 million to the consolidated net income in the third quarter of 2002, mostly due to value impairment of investments (US$3.0 million) and translation losses from devaluation of the Colombian Peso (US$1.5 million), which are in addition to translation losses registered by Credicorp as mentioned above.

     Below are brief comments on some of the subsidiaries not discussed in the following sections of this report:

Banco de Credito de Bolivia ("BCB"), Bolivia

     Credicorp holds a 99.7% interest in BCB, directly and through various subsidiaries, and it is consolidated within BCP's financial statements. The Bolivian economy, after an stagnant year 2001, is expected to grow 2% in 2002, lower than previously expected due to the government's fiscal difficulties and lower foreign investments. President Sanchez de Lozada, that took office in August, faces problems in financing the budget deficit that amounts to 8% of GDP, which is requiring a set of tax measures that will be presented in November. The general price level grew only 1.1% through September (0.02% as of June 2002), reflecting the weakness in demand, and continues to be below devaluation which was 7.6% in the same period.

     Loan volume in the banking system continued to decline, after falling by 10.8% in 2000 and 16.4% in 2001, a drop of 10.3% is noted in the first nine months of 2002, to finish at US$2,734 million. Loan quality continued to deteriorate, from a past due ratio of 16.1% in December 2001, to 21.6% in September 2002. Total deposits in the system amounted to US$2,578 million at September 2002, lower by 18.4% compared to December 2001.

     BCB's market share in deposits decreased from 13.5% at June 2002 to 12.5% at the end of September 2002, remaining as the fifth bank of twelve banks in the system. In terms of loans, BCB ranked as the fourth in the system with 11.9% market share, decreasing from 12.4% it had last June. The decrease in market share is explained by the priority given to assuring profitability of the products, in an environment of excess liquidity and increased credit risk.

     As of September 30, 2002, BCB had total loans of US$322.4 million which compares to the US$355.4 million at June 2002, and US$441.2 million at September of last year. At the end of the third quarter 2002, BCB's past due loans reached US$81.4 million, or 25.3% of total loans, higher than 23.8% at June 2002 and 14.2% at December 2001. Coverage of past due loans with loan loss provisions decreases from 57.6% as of December 2001 to 47.9% in September 2002.

     In the first nine months of 2002, loan provisions charged against results amounted to US$12.4 million, remaining similar to the amount charged in the same period in 2001. Through September 2002, an additional US$15.0 million in loan provisions have been incurred at the BCP level to cover BCB's impaired assets. Net income for the nine months was only US$140 thousand, compared to US$1.3 million in the first nine months of last year, decreasing principally due to lower net interest income, partially offset by higher gains on sale of securities.


Banco Tequendama, Colombia

     The official GDP growth estimate for Colombia in 2002 was raised from 1.2% to 1.6%, given the relatively high growth of 2.2% in the second quarter. Economic activity continues depressed after the slow-down in 2001, when GDP grew 1.6%, compared to 2.8% in 2000. Growth in the second quarter was partly due to the expansion of the construction (8.8%) and agriculture (5.3%) sectors.

     Following the 6.1% devaluation in the second quarter 2002, the exchange rate fell an additional 18.8% in the third, ending at Co$2,851 per US$1. Inflation decreases from 2.0% in the second quarter 2002 to 0.5% in the current period, and is below 0.7% in the year-ago quarter. Inflation is expected at 6% for total 2002.

     During the quarter, interest rates continued a slow decline, with the DTF rate decreasing from 8.21% last June to 7.63% at the end of September 2002, following successive lower Central Bank intervention rates with the objective of helping the recovery of economic activity. Nevertheless, due to devaluation, interest rates on domestic government debt (TES) increased, reversing their downward trend, and lowered their market value.

     Banking system statistics show that loans decrease from US$15.7 billion at December 2001, to US$13.8 billion at the close of August 2002 (in CO$ nominal terms), with the past-due ratio increasing to 13.9%, from 10.3% at year-end 2001. Total deposits in the banking entities were US$17.9 billion at the end of August 2002, decreasing 14.0% since December 2001.

     As of September 30, 2002, Banco Tequendama's loans were US$210.4 million, decreasing 12.0% compared to US$239.0 million last June 2002, and also from US$242.9 millon as of September 2001. At the end of the quarter, deposits totaled US$159.2 million, decreasing compared to US$193.1 million in June 2002 and also from US$191.0 million at the year-ago period. The past due loan ratio was 4.7% in September 2002, decreasing from 5.5% at the end of last June, while coverage with provisions was 73.8%, compared to 76.8%, respectively. Banco Tequendama's loan market share, as of August 2002, was 1.50%, lower than 1.49% obtained in December 2001. At the same dates, deposit market share increased to 0.85% from 0.78%.

II.  BANCO DE CREDITO DEL PERU AND SUBSIDIARIES ("BCP")


II.1  NET INCOME

     Consolidated net income for the nine month period ended September 30, 2002 was S/.186.0 million (US$51.0 million), increasing 36.5% compared to net income of S/.136.2 million (US$37.4 million) in the same period of 2001. Net income for the quarter ended September 30, 2002 was S/.61.3 million (US$16.8 million), increasing 3.5% from S/.59.3 million (US$16.3 million) in the same period of 2001. Net income in both the nine month period and the third quarter of 2002 increased compared to the year-ago periods principally due to higher non-interest income and exchange gains, registered as part of inflation adjustment gains, that offset decreased net interest income and higher operating expenses.


                                    BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
                                              SUMMARY OF RESULTS (1)
                        (In constant S/. and U.S.$ millions, except net income per share)
------------------------------------------------------------------------------------------------------------------
                                              Three months ended                     Nine months  ended
                                   -------------------------------------------------------------------------------
                                    30.09.01  30.06.02  30.09.02  30.09.02     30.09.01     30.09.02     30.09.02
------------------------------------------------------------------------------------------------------------------
                                                                      US$                                   US$

Net interest income                    296.4     277.6     262.5     $72.0        876.7        818.0       $224.5
Provisions for loan losses, net         98.4     103.5     110.3     $30.3        315.3        301.3        $82.7
Other income                           172.1     188.9     195.5     $53.6        487.0        567.1       $155.6
Other expenses                         281.6     294.1     291.8     $80.1        851.6        876.6       $240.6
Result from exposure  to inflation      (8.3)     23.8      27.3      $7.5        (14.5)        51.5        $14.1

     Income before income tax           80.1      92.7      83.2     $22.8        182.3        258.8        $71.0
Income Tax                              20.9      26.8      21.9      $6.0         46.1         72.8        $20.0

            Net Income                  59.3      65.8      61.3     $16.8        136.2        186.0        $51.0
Net Income per share (2)               0.055     0.061     0.057    $0.016        0.127        0.173       $0.047

------------------------------------------------------------------------------------------------------------------
(1)  Financial statements prepared according to Peruvian GAAP. The financial information is in constant soles as of September 30, 2002. Figures in US$
     have been translated at the exchange rate of S/.3.644 to the dollar.
(2)  Based on 1,076 million outstanding shares in all periods.


II.2  NET INTEREST INCOME

     Interest income, net of interest payments, in the third quarter of 2002 reached S/.262.5 million (US$72.0 million), decreasing 11.4% compared to the same period of last year, and 5.4% compared to the preceding second quarter of 2002. The decline versus the prior year quarter is due to lower interest margins and also to decreased loan volume, within a continuing excess liquidity environment in both local and foreign currencies.

     During the third quarter of 2002, the net interest margin was 5.57%, decreasing from 6.03% in the second quarter of 2002, and also compared to 6.20% during the same period in 2001. During the current quarter the margin decreased mostly due to declining loan rates, both in local and foreign currency, which were not fully offset by also lower deposit interest rates and lower cost of funds.


II.3  NON-INTEREST INCOME

     Non-interest income, including fee revenue and other non-interest items, in the third quarter of 2002 amounted to S/.195.5 million (US$53.7 million), 13.6% higher than income earned during the same period of 2001, mainly due to increased fees from banking services.

     In the third quarter of 2002, fees from banking services amounted to S/.152.1 million (US$41.7 million), 17.6% higher than in the same period of 2001, mostly due to increased revenue from account maintenance, corporate finance and foreign trade fees. (See note in table of Section I.2.) In the quarter, fees on the most important banking services had the following growth rates:

(In constant S/. Mn.)           3Q01      3Q02    Growth
---------------------------------------------------------
Contingent credits                  5.6     6.9     23.0%
Foreign Trade                       7.7    10.9     41.3%
Account Maintenance                30.8    39.5     28.4%
Insurance                           6.3     6.5      2.8%
Collections fees                   14.4    15.0      4.0%
Fund transfer services             24.3    25.8      6.0%
Credit card fees                   14.1    16.8     18.9%
Brokerage                           6.0     7.9     31.4%
Corporate Finance                   1.8     6.1    238.2%
Loan administration                 2.3     1.3    -43.6%
Shipping and handling               7.1     7.4      4.0%
Other                               8.6     7.9     -8.3%
    Total                         129.2   152.1     17.6%
---------------------------------------------------------

     In the third quarter of 2002, securities transactions resulted in a gain of S/.1.1 million (US$0.3 million), lower than gains of S/.4.5 million (US$1.2 million) in the same period last year, and declines from S/.8.9 million (US$2.4 million) earned in the second quarter 2002 when gains on the sale of fixed income securities, in addition to realized gains on sale of equity securities, were obtained. After a 12.7% decline in the second quarter 2002, the general index of the Lima Stock Exchange increased 1.3% in the third quarter of 2002, compared to the decline of 9.6% in the same period last year.

     Gains from foreign exchange operations were S/.19.1 million (US$5.2 million) in the third quarter of 2002, 5.1% over revenue in the preceding quarter, but remains similar to gains in the same period in 2001, mainly due to increased traded volumes, although margins decrease, prompted by instability in the foreign exchange market where the Nuevo Sol devalued for the second consecutive quarter.

     The Other Income caption, where reversals of prior year expenses and provisions and recoveries of certain operating costs from clients are booked, increased from S/.19.4 million (US$5.3 million) in the third quarter of 2001 to S/.23.3 million (US$6.4 million) in the current period, principally due to increased recoveries of accounts charged-off in previous periods.


II.4  OTHER NON-INTEREST EXPENSES

     Non-interest expenses during the third quarter of 2002 were S/.291.8 million (US$80.1 million), 3.6% above those of the same period in 2001, mainly due to increased personnel and general expenses. Adjusted operating expenses, determined by excluding provisions for assets received in lieu of loan repayment and employee profit sharing expenses, reached S/.263.3 million (US$72.3 million) in the third quarter of 2002, increasing 3.7% compared to the year-ago period.

     Approximately 44% of non-interest expenses were attributable to employee salaries and other expenses related to personnel. This concept increased 7.4% to S/.128.8 million (US$35.4 million) when compared to the third quarter of 2001, due principally to increased provisions for bonuses, severance payments and profit sharing expense. At the end of the third quarter 2002 the number of employees stood at 7,977, increasing from 7,821 employees as of June 2002, mainly due to increased sales and teller positions at Banco de Credito del Peru, Solucion Financiera and Banco de Credito de Bolivia.

     General and Administrative expenses, which represented 35% of non-interest expenses, reached S/.103.3 million (US$28.3 million) in the third quarter of 2002, increasing 19.6% when compared to expenses in the same period a year ago mainly from non-recurring increases in expenses related to systems, third party fees and marketing. Non-recurring expenses are related to BCP's new identity campaign and system's restructuring projects, and in the nine months through September 2002 amounted to S/.24.0 million (US$6.6 million), while S/.19.0 million (US$5.2 million) were incurred in third quarter 2002. (See note in table of Section I.2.) In the quarter, the most significant general and administrative expenses were:


(In constant S/. Mn.)                    3Q01    3Q02   Chnge.
--------------------------------------------------------------
Office supplies and operating costs     11.0    12.4     13.1%
Communications                           9.3     9.0     -3.0%
Third party fees                        14.9    19.9     33.4%
Insurance and security                   7.2     8.0     10.9%
Transport of currency and securities    11.1    11.6      4.3%
Systems and maintenance                 15.2    21.6     42.1%
Advertising and marketing               14.9    17.3     16.4%
Other G&A                                2.9     3.5     21.9%
    Total G&A                           86.4   103.3     19.6%
--------------------------------------------------------------

     The Other caption within Other Non-Interest Expenses, decreased from S/.34.8 million (US$9.6 million) in the third quarter of 2001 to S/.21.8 million (US$6.0 million) in the current quarter, mainly due to gains on sale of foreclosed assets registered within this caption.

     The ratio of adjusted operating expenses (determined by excluding provisions for assets received in lieu of loan repayment, employee profit sharing expense and non-recurring expenses) as a percentage of average total assets, slightly improves from 4.64% in the third quarter of 2001 to 4.56% in the current period.

     Adjusted operating expenses, as a percentage o total income, also improved from 54.2% to 53.3% when comparing the third quarters of 2001 and 2002, respectively.


II.5  ASSETS AND LIABILITIES

     Total assets of BCP reached S/.21,795 million (US$5,981 million) at the end of the third quarter of 2002, increasing 3.7% with respect to the balance at June 2002, but remains similar to total assets at September 2001.

     Total loans were S/.12,778 million (US$3,506 million) at the end of September 2002, decreasing 1.7% compared to June 2002, and by 1.3% with respect to September 2001. At September 30, 2002, the loan portfolio, net of provisions, represented 53.5% of total assets, similar to the year-ago percentage. At the end of the third quarter of 2002, the Nuevos Soles portion of the loan portfolio was 14.9%, slightly over 14.2% in June 2002, and over 15.3% as of September 2001.

     As of September 30, 2002 total deposits were S/.18,408 million (US$5,051 million), increasing 4.5% during the current quarter, but remains similar to deposits at the end of the prior year quarter. During the present quarter, time deposits increased 7.2%, demand deposits grew 3.2% and savings deposits by 0.9%. Deposits denominated in Nuevos Soles were 21.9% of total deposits, slightly over 20.4% at June 2002, and also over 18.1% at the end of September 2001.

     BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:


                                       Loans, net                   Total Deposits
(In % and constant S/.Mn.)      3Q01      2Q02      3Q02      3Q01      2Q02       3Q02
------------------------------------------------------------------------------------------
Banco de Credito del Peru       76.0%     78.0%     81.4%     82.3%     84.6%        88.6%
Banco de Credito de Bolivia     11.9%      9.8%      9.2%      9.5%      8.4%         7.0%
Banco de Credito Overseas        4.9%      4.5%      1.3%      4.3%      3.0%         0.5%
Credito Leasing                  5.5%      5.8%      6.1%      3.1%      2.9%         3.0%
Solucion Financiera de
 Credito                         1.7%      1.9%      2.0%      0.8%      1.1%         0.9%
 TOTAL%                        100.0%    100.0%    100.0%    100.0%    100.0%       100.0%
------------------------------------------------------------------------------------------
BCP consolidated Total      S/.11,723 S/.11,896 S/.11,655 S/.18,422 S/.17,621    S/.18,408
------------------------------------------------------------------------------------------


     According to statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of September 30, 2002, Banco de Credito del Peru had a total loan market share of 27.8% (27.4% at September 30, 2001 and 27.2% at June 30, 2002), and 32.9% of deposits (32.3% at September 30, 2001, and 31.4% at June 30, 2002).

Loan portfolio composition by business segment developed as follows:


(In % of total and constant S/. Mn)    30.09.01   30.06.02    30.09.02
-----------------------------------------------------------------------
Corporate                                  45.1%      45.5%       46.7%
Middle market                              27.1%      27.2%       26.3%
Retail:                                    27.8%      27.3%       27.0%
- small business                            9.7%      11.3%       10.2%
- home mortgage                             9.9%       8.1%        8.8%
- consumer                                  5.0%       4.6%        4.7%
- credit cards                              3.3%       3.2%        3.3%
Total                                     100.0%     100.0%      100.0%
-----------------------------------------------------------------------
             Total Loans              S/.12,950  S/.12,999   S/.12,778
-----------------------------------------------------------------------

     In the current quarter, loan balances declined 1.7%, with corporate loans higher by 0.8%, to S/.5,963 million (US$1,636 million), while middle market loans decreased by 4.9% to S/.3,364 million (US$923 million), and retail loans lower by 2.5% to S/.3,455 million (US$948 million). Retail loans by product performed as follows:


                                   3Q01      2Q02      3Q02       3Q02 vs     3Q02 vs
(% change and constant S/. Mn)                                      2Q02        3Q01
-------------------------------------------------------------------------------------
Small business loans               1,243     1,471     1,307       -11.3%        5.0%
Mortgage loans                     1,282     1,059     1,126         6.4%      -12.1%
Consumer loans                       647       596       601         0.9%       -7.1%
Credit card loans                    427       416       421         1.4%       -1.4%
Total Retail                       3,600     3,542     3,455        -2.5%       -4.0%
-------------------------------------------------------------------------------------

     The decline in mortgage loans compared to the prior year quarter is mostly due to the reclassification of approximately S/.250 million (US$70 million) of credits guaranteed with mortgages that are reported as commercial loans in 2002.

     At September 30, 2002 contingent credits were S/.4,511 million (US$1,237.8 million), increasing 4.0% during the current quarter, and by 45.7% over the September 2001 figure, as can be seen in the following chart:

                                  3Q01    2Q02    3Q02     3Q02 vs    3Q02 vs
(% change and constant S/. Mn)                               2Q02       3Q01
-----------------------------------------------------------------------------
- Guarantees and Stand-by LCs    1,596   2,069   1,878       -9.2%      17.6%
- Letters of Credit                324     423     392       -7.5%      21.0%
- Acceptances                      135     102     107        5.1%     -20.5%
- Foreign currency forwards        648   1,073   1,492       39.1%     130.4%
- Other contingent accounts        394     670     642       -4.1%      62.9%
Total Contingent Credits         3,096   4,336   4,511        4.0%      45.7%
-----------------------------------------------------------------------------


II.6  LOAN QUALITY

     Loan quality improved even though past due loans slightly grew to S/.1,042 million (US$286.1 million) at September 30, 2002, 1.1% over the balance of S/.1,031 million (US$282.9 million) as of the end of the second quarter of 2002, but are 18.1% below S/.1,273 million (US$349.2 million) as of September 30, 2001. The ratio of past due loans as a percentage of total loans improved from 9.83% in September 2001 to 8.16% at September 30, 2002, but increased compared to 7.93% at June 30, 2002.

     At the end of the third quarter 2002, outstanding balances of loan loss provisions totaled S/.1,122 million (US$308.0 million), increasing 1.7% compared to the preceding quarter. The ratio of loan provisions to past due loans was 107.7% at the end of the current period, slightly higher than the 107.1% at June 2002 and better than the 96.4% past due coverage at September 2001.

     Of total provisions outstanding at the end of the current quarter, S/.156.7 million (US$43.0 million) correspond to generic provisions assigned to loans in the Normal (A) risk category, increasing from generic provisions of S/.139.1 million (US$38.2 million) at June 30, 2002.

     Loans believed to be unrecoverable, fully provisioned in prior periods, and written-off during the third quarter 2002 amounted to S/.98.9 million (US$27.1 million), of which approximately 12% were related to consumer loans and 13% to agricultural loans under the Agricultural Financial Relief ("RFA") program. This compares to charge-offs in the second quarter of 2002 of S/.167.6 million (US$47.0 million), and S/.74.9 million (US$21.5 million) in the year-ago third quarter.

     At the end of the quarter, refinanced loans amounted to S/.860.0 million (US$245.0 million), lower than the balance at June 2002 that was S/.897.7 million (US$255.7 million).

     Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 19.0% of the loan portfolio in September 2002, decreasing from the ratios of 20.2% and 19.5% that resulted in September 2001 and June 2002, respectively. The loan classification is as follows:


(% of Total loans and  S/.Mn const.)     30.09.01     30.06.02     30.09.02
--------------------------------------------------------------------------
A:  Normal                                 70.4%        68.7%        70.8%
B:  Potential Problem                       9.3%        11.8%        10.2%
C:  Deficient                               8.6%         9.2%         9.2%
D:  Doubtful                                5.0%         5.4%         5.0%
E:  Loss                                    6.6%         4.9%         4.8%
               Total                      100.0%       100.0%       100.0%
--------------------------------------------------------------------------
            Total Loans                S/.12,950    S/.12,999    S/.12,778
--------------------------------------------------------------------------

     In the third quarter of 2002, loan loss provisions, net of recoveries, for the amount of S/.110.3 million (US$30.3 million) were charged against income, increasing over S/.103.5 (US$28.4 million) provisioned in the second quarter 2002, and also compared to provision expense in the third quarter of 2001 which was S/.98.4 million (US$27.0 million). Quarterly provision expense charged to each business segment is as follows:

(% of Provision expense and S/.Mn const.)          3Q01      2Q02       3Q02
-----------------------------------------------------------------------------
Corporate Banking                                  6.1%      24.9%      25.7%
Middle Market                                     68.8%      30.3%      37.8%
Retail                                            25.1%      44.8%      36.5%
                   Total                         100.0%     100.0%     100.0%
-----------------------------------------------------------------------------
       Total Provision Expense, net             S/.98.4  S/. 103.5   S/.110.3
-----------------------------------------------------------------------------


II.7  CAPITAL ADEQUACY

     At the end of the third quarter of 2002, BCP's unconsolidated ratio of risk-weighted assets to regulatory capital was 9.6 to 1.0 (10.4%), while the corresponding consolidated ratio was 7.9 to 1.0 (12.7%). Risk-weighted assets include S/.928.4 million (US$254.8 million) of market-risk exposure whose coverage required S/.84.4 million (US$23.2 million) of regulatory capital at September 30, 2002. Peruvian regulations limit risk-weighted assets to a ratio of 11.0 to 1.0 (9.1%).

     As of September 30, 2002, BCP's consolidated "regulatory capital" was S/.2,006 million (US$550.5 million), remaining similar to the preceding quarter capital. Regulatory capital included S/.90.0 million ($34.5 million) in subordinated debt in the current period, decreasing from S/.127.8 million (US$35.1 million) at June 2002.

                             BCP unconsolidated     BCP consolidated
(In constant S/. Mn.)      30.09.01   30.09.02  30.09.01   30.09.02
-----------------------------------------------------------------------
Regulatory capital            1,562      1,377     2,076      2,006
Risk weighted assets         12,638     13,261    16,143     15,758

Weighted assets / Capital       8.1        9.6       7.8        7.9
Capital / Weighted Assets      12.4%      10.4%     12.9%      12.7%
-----------------------------------------------------------------------

III.  ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES ("ASHC")


     Consolidated net income for the nine-month period ended September 30, 2002 was US$5.6 million, 10.2% over US$5.1 million in the same period of 2001. Third quarter 2002 net income was US$0.1 million, compared to a net loss of US$1.4 million in the year-ago quarter. The net income in the current quarter compared to the loss in the prior year period is due to decreased market value provisions, partly offset by losses on securities transactions registered in the third quarter of 2002.

     Net interest income before risk provisions, which includes dividend income, was US$4.3 million in the third quarter of 2002, remaining similar to the net interest income in the same quarter of 2001. Dividends received in both periods were not significant.

     Net interest margin, without considering dividends and investments in equity shares, was 3.0% during third quarter 2002, above the 2.5% margin in the year-ago period, mainly due to lower cost of funds. The margin decreases compared to 3.4% in the preceding second quarter, mainly due to interest collected from bonds which were accounted on a cash-basis in that period.

     In the third quarter of 2002 charges against income for market risk provisions amounted to US$1.0 million, increasing from US$0.8 million charged in the preceding quarter, but lower than US$7.3 million provisioned in the year-ago period. In the current quarter US$0.3 million were also provisioned for credit risks.

     Other Income, which includes fee income and realized gains on securities transactions before risk provisions, decreased from a loss of US$1.3 million in the second quarter of 2002 to a loss of US$0.4 million in the current quarter, mainly due to lower realized losses on securities transactions of US$1.7 million in the current period compared to losses of US$2.9 million in the second quarter of 2002.

     The loan portfolio, net of provisions, was US$153.8 million as of September 30, 2002, decreasing compared to US$206.9 million at September 2001, mainly due to decreased lending to Peruvian companies and lower risk-participated loans, and, additionally, to the reclassification of purchased loans that are registered as investments since the close of December 2001.

     The investment portfolio was US$298.9 million at September 2002, over US$263.9 million last September 2001, but below US$312.3 million in the preceding quarter. The increase compared to the year-ago period is partly due to the reclassification mentioned in the previous paragraph, while the decrease with respect to the second quarter 2002 is principally because of lower valuations in the capital markets.

     Deposits amounted to US$537.3 million at September 30, 2002, decreasing from US$543.3 million at the end of the third quarter of 2001. The decline is mostly due to lower bank deposit interest rates, resulting in transfers into other investments.

     Funds under management increased 29.5% to US$481.8 million at September 30, 2002, from US$372.2 million at the end of the third quarter of 2001, and 1.6% compared to US$474.3 million at the second quarter 2002. The increase is principally due to the introduction of new structured products and funds under management with higher yields than interest paid on bank deposits, while the growth slowdown in the current quarter was due to withdrawals caused by high market volatility.

     Net equity reached US$102.4 million at the end of September 2002, lower than US$104.7 million at June 2002 mainly due to higher special equity reserves for unrealized losses on investments which increased from US$12.8 million at the end of June 2002, to US$15.1 million at the end of the current quarter. The loan portfolio had no past dues.

     The ratio of operating expenses over average assets was 1.5%, annualized, in the third quarter of 2002 remaining similar to the ratio during the year-ago period. This ratio declines to 0.9% in the third quarter of 2002, when funds under management are included within total assets, improving over 1.0% in the prior year quarter.

IV.  EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES ("PPS")


     PPS obtained in the nine-month period ended September 30, 2002 a consolidated net income of S/.34.6 million (US$9.5 million), compared to S/.2.9 million (US$0.8 million) in the same period of 2001. Net income in the third quarter 2002 was S/.12.3 million (US$3.4 million), higher than S/.7.6 million (US$2.1 million) in the year-ago quarter. Increased net income in the first nine months of 2002 and in the current quarter is mainly due to higher premiums and to lower claims.

     Total premiums in the third quarter of 2002, increased 20.2% to S/.232.4 million (US$63.8 million), compared to S/.196.3 million (US$53.1 million) in the year-ago quarter, and by 21.6% compared to S/.191.1 million (US$52.4 million) in the preceding second quarter. Net premiums earned, net of reinsured premiums and reserves, were S/.128.8 million (US$35.4 million) in third quarter 2002, 17.4% above the prior year quarter, mainly due to higher ceded premiums. Also, premiums grew because of increased prices due to higher international reinsurance costs.

     Additions to technical reserves for premiums grew by S/.26.5 million (US$7.3 million) in the third quarter of 2002, most of which were established by Pacifico Vida for its life annuities and life insurance lines, and remained similar to reserves in the year-ago quarter.

     Comparing results of the nine-month periods through September 2002 and 2001, consolidated premiums consisted of: general insurance lines that amounted to 63.1% of total premiums and increased 29.9%, while PacificoSalud's premiums were 9.6%, increasing 6.9%, and premiums by Pacifico Vida amounted to 27.3% and grew 7.7%.

     Through September 30, 2002, growth of the health and medical assistance insurance line (21.2% of total premiums) was 6.5%; fire insurance lines (23.9% of total premiums) increased 77.4%; while the automobile insurance line (6.7% of total premiums) decreased 14.3%. In the first nine months of 2002, pension fund benefits insurance (8.3% of total premiums) grew 11.9%, while group life insurance and individual life insurance policies (10.4% of total premiums) grew 13.1%, and life annuities (7.5% of total premiums) decreased 3.4% compared to the same period in 2001.

     Net underwriting results was S/.21.7 million (US$5.9 million) in the third quarter of 2002, compared to S/.15.3 million (US$4.2 million) in the prior year quarter. The ratio of net underwriting results (net premiums less reserves and claims as a percentage of total premiums) was 9.3% in the third quarter of 2002, improving compared to 7.8% in the prior year period, and to 5.2% in the second quarter 2002 which had higher claims.

     Net claims incurred in the third quarter of 2002 were S/.91.8 million (US$25.2 million), 3.2% over claims in the same 2001 quarter, but 4.4% lower than in the preceding quarter. The net loss ratio (net claims to net premiums) decreases to 59.1% in the current quarter from 65.3% in third quarter 2001, and from 68.4% in the preceding second quarter. The net loss ratio in the first nine months of 2002 was 58.4%, lower than 66.7% in the year-ago period, but continues high in pension fund insurance (113%), health (82%) and in Pacifico Salud (80%).

     The combined ratio (the sum of net claims, general expenses and commissions, as a percentage of net premiums) decreased from 87.6% in the third quarter of 2001 to 81.1% in the current quarter, due to lower claims, principally in fire insurance.

     Operating expenses over net premiums declined from 17.5% to 16.1% comparing the third quarters of 2001 and 2002, respectively.

     Investments in real estate and financial assets were S/.987.5 million (US$271.0 million) at the end of September 2002, increasing 21.8% from the year-ago balance.

     As of September 30, 2002, total assets were S/.1,463.1 million (US$401.5 million) increasing 26.5% compared to the year-ago balance. At the end of the current period net equity amounted to S/.353.4 million (US$97.0 million) increasing 19.4% over net equity at September 2001.

     The Peruvian insurance market through August 31, 2002, increased total premiums 20.3% with respect to the prior year period, in nominal terms, reaching US$453.1 million, mainly due to higher reinsurance costs. For the first eight months of 2002, PPS's market share in total premiums was 36.8% (33.5% in the year-ago period), with the share in general risks lines being 35.1%, and in life insurance and pension fund benefits lines of 31.2% and 27.9% (36.0%, 29.9% and 25.9% as of August 2001, respectively).

                                CREDICORP LTD.  AND  SUBSIDIARIES
                                             Table  1
                                   CONSOLIDATED BALANCE SHEETS
                                  (In thousands of U.S. Dollars)

--------------------------------------------------------------------------------------------------
                                                                    As of
                                           -------------------------------------------------------
                  ASSETS                   Sep. 30, 2001 Dec. 31, 2001 Jun. 30, 2002 Sep. 30, 2002
--------------------------------------------------------------------------------------------------
CASH AND DUE FROM BANKS
-----------------------
   Cash and non interest bearing deposits
    in banks                                     244,009       277,841       239,724      251,670
   Interest bearing deposits in banks          1,924,882     1,675,562     1,469,750    1,768,854
                                           -------------------------------------------------------
                                               2,168,891     1,953,403     1,709,474    2,020,524
                                           -------------------------------------------------------

MARKETABLE SECURITIES, net                       511,821       516,376       498,453      518,108

LOANS                                          4,313,517     4,064,479     4,045,408    3,869,572
-----
   Current                                     3,929,175     3,713,644     3,729,116    3,559,161
   Past Due                                      384,342       350,835       316,292      310,411
   Less - Reserve for possible loan losses      (355,793)     (344,433)     (314,076)    (310,787)
LOANS  NET                                     3,957,724     3,720,046     3,731,332    3,558,785
----------

INVESTMENT SECURITIES AVAILABLE FOR SALE         615,003       584,293       620,141      618,286
REINSURANCE ASSETS                                44,617        45,663        35,012       39,279
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES       47,156        54,587        65,141       63,020
PROPERTY, PLANT and EQUIPMENT, net               251,864       258,870       248,184      244,050
DUE FROM CUSTOMERS ON ACCEPTANCES                 40,605        38,606        29,617       30,453
OTHER ASSETS                                     393,936       417,072       354,004      306,543

               TOTAL ASSETS                    8,031,617     7,588,916     7,291,358    7,399,048

--------------------------------------------------------------------------------------------------
   LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS AND OBLIGATIONS:
-------------------------
   Non-interest bearing                          632,154       766,607       686,970      685,739
   Interest bearing                            5,398,318     4,960,884     4,827,277    4,948,560
                                           -------------------------------------------------------
                                               6,030,472     5,727,491     5,514,247    5,634,299
                                           -------------------------------------------------------

DUE TO BANKS  AND CORRESPONDENTS                 479,749       341,452       302,846      305,384
ACCEPTANCES OUTSTANDING                           40,605        38,606        29,617       30,453
RESERVE FOR PROPERTY AND CASUALTY CLAIMS         185,649       193,452       208,188      212,514
RESERVE FOR UNEARNED PREMIUMS                     39,185        44,707        47,808       51,189
REINSURANCE PAYABLE                               22,793        23,801        25,585       30,564
OTHER LIABILITIES                                327,376       310,383       298,658      271,845
MINORITY INTEREST                                103,073       112,255        63,031       64,311

             TOTAL LIABILITIES                 7,228,902     6,792,147     6,489,980    6,600,559

         NET SHAREHOLDERS' EQUITY                802,715       796,769       801,378      798,489
--------------------------------------------------------------------------------------------------

 TOTAL LIABILITIES and NET SHAREHOLDERS'
                   EQUITY                      8,031,617     7,588,916     7,291,358    7,399,048

CONTINGENT CREDITS                               917,791     1,079,749     1,282,967    1,310,519


                                 CREDICORP LTD.  AND  SUBSIDIARIES
                                              Table  2
                                  CONSOLIDATED  INCOME STATEMENTS
                                   (In thousands of U.S. Dollars)
----------------------------------------------------------------------------------------------------
                                                  Three months ended          Nine  months  ended
                                          ----------------------------------------------------------
                                            30.09.01   30.06.02    30.09.02  30.09.01      30.09.02
----------------------------------------------------------------------------------------------------
INTEREST INCOME
   Interest on loans                         134,915    108,242      98,991   420,469       319,027
   Interest and dividends on investments:        352        798         304     2,007         1,803
   Interest on deposits with banks            17,849      8,155      10,420    54,989        26,286
   Interest on trading securities             20,026     17,416       9,915    62,246        43,444
                                          ----------------------------------------------------------
          Total Interest Income              173,142    134,611     119,630   539,711       390,560
                                          ----------------------------------------------------------

INTEREST EXPENSE
   Interest on deposits                       55,709     30,051      28,090   178,861        89,392
   Interest on borrowed funds                 13,222      6,545       5,464    48,790        20,149
   Other interest expense                      9,844      7,571       8,585    30,330        24,942
                                          ----------------------------------------------------------
          Total Interest Expense              78,775     44,167      42,139   257,981       134,483
                                          ----------------------------------------------------------

           Net Interest Income                94,367     90,444      77,491   281,730       256,077
----------------------------------------------------------------------------------------------------

Provision for possible loan losses, net       29,956     30,337      32,236    93,963        87,911

Net interest income after provision for
    possible loan losses                      64,411     60,107      45,255   187,767       168,166

OTHER INCOME
  Fees and commissions from banking
   services                                   39,202     41,154      43,834   113,104       124,858
  Net gains from sales of securities          (2,863)    (2,326)     (5,658)   (1,191)       (6,544)
  Net gains on foreign exchange
   transactions                                6,219      5,758       5,539    13,528        15,617
  Net premiums earned                         28,040     31,410      31,326    84,959        94,364
  Other income                                10,571     13,477      14,608    30,711        38,361
                                          ----------------------------------------------------------
                                              81,169     89,473      89,649   241,111       266,656
                                          ----------------------------------------------------------

CLAIMS ON INSURANCE ACTIVITIES
  Net claims incurred                          4,252      8,189       4,834    21,755        18,671
  Increase in future policy benefits for
   life and health                            20,192     18,679      20,629    53,261        54,724
                                          ----------------------------------------------------------
                                              24,444     26,868      25,463    75,016        73,395
                                          ----------------------------------------------------------

OTHER EXPENSES
  Salaries and employee benefits              44,140     44,747      43,608   130,075       133,927
  General, administrative, and other taxes    33,153     33,664      32,970    98,406        98,625
  Depreciation and amortization               11,421     10,934      10,722    34,335        32,828
  Other                                       13,922     11,135       7,581    42,160        30,497
                                          ----------------------------------------------------------
                                             102,636    100,480      94,881   304,976       295,877
                                          ----------------------------------------------------------

Translation result                              (551)       (59)       (900)   (3,410)       (2,866)

Income before income tax, and minority
 interest                                     17,949     22,173      13,660    45,476        62,684

   Income Tax                                 (3,623)    (9,075)     (8,809)  (11,061)      (26,641)
   Minority Interest                          (3,199)    (2,075)     (1,771)   (6,412)       (7,177)

                NET INCOME                    11,127     11,023       3,080    28,003        28,866


                                 CREDICORP LTD.  AND  SUBSIDIARIES
                                              Table  3
                                   SELECTED FINANCIAL INDICATORS

----------------------------------------------------------------------------------------------------
                                                   Three months ended          Nine  months  ended
                                           ---------------------------------------------------------
                                             30.09.01    30.06.02   30.09.02   30.09.01    30.09.02
----------------------------------------------------------------------------------------------------

Profitability
-------------------------------------------
 Net income per common share (US$ per
  share)(1)                                     0.139       0.138      0.039      0.349       0.362
 Net interest margin on interest earning
  assets (2)                                     5.97%       6.30%      5.37%      6.05%       5.88%
 Return on average total assets (2)(3)           0.56%       0.60%      0.17%      0.48%       0.51%
 Return on average shareholders' equity
  (2)(3)                                         5.58%       5.50%      1.54%      4.71%       4.83%
 No. of outstanding shares (millions)(4)        80.18       79.75      79.75      80.18       79.75

Quality of loan portfolio
-------------------------------------------
  Past due loans as a percentage of total
   loans                                         8.91%       7.82%      8.02%      8.91%       8.02%
  Reserves for loan losses as a percentage
   of
      total past due loans                      92.57%      99.30%    100.12%     92.57%     100.12%
  Reserves for loan losses as a percentage
   of
       total loans                               8.25%       7.76%      8.03%      8.25%       8.03%
  Reserves for loan losses as a percentage
   of
      substandard  loans (C+D+E)                45.40%      42.88%     45.38%     45.40%      45.38%
  Past due loans - reserves for loan losses
   as a
      percentage of shareholders' equity         3.56%       0.28%     -0.05%      3.56%      -0.05%

Operating efficiency
-------------------------------------------
 Oper. expense as a percent. of total
  income (5)                                    53.94%      50.51%     49.14%     54.12%      50.98%
 Oper. expense as a percent. of av. tot.
  assets(2)(3)(5)                                4.73%       4.94%      4.47%      4.82%       4.74%

Capital adequacy
-------------------------------------------
  Total Regulatory Capital (US$Mn)              756.2       718.7      716.9      756.2       716.9
  Tier I Capital (US$Mn)                        615.2       608.8      608.8      615.2       608.8
  Regulatory capital / risk-weighted assets
   (6)                                          12.55%      12.03%     12.22%     12.55%      12.22%

Average balances (US$Mn) (3)
-------------------------------------------
  Interest earning assets                     6,324.5     5,741.3    5,771.7    6,208.7     5,808.6
  Total Assets                                8,006.3     7,362.4    7,345.2    7,829.3     7,494.0
  Net equity                                    797.2       801.4      799.9      792.7       797.6

----------------------------------------------------------------------------------------------------

(1) The number of shares outstanding of 79.8 million in 2Q02 and 3Q02, and 80.2 million in 3Q01.
(2)  Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4)  Net of treasury shares. The total number of shares was of 94.38 million.
(5) Total income includes net interest income and other income. Operating expense is net of provisions for other assets received in lieu of loan repayment and mandatory employee profit sharing expense.
(6)  Risk-weighted assets include market risk assets.

                                  BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
                                                    Table 4
                                          CONSOLIDATED BALANCE SHEETS
                (Constant Nuevos Soles, as of September 30, 2002, and U.S. Dollars in thousands)

---------------------------------------------------------------------------------------------------------------
                 ASSETS                       30.09.01      31.12.01      30.06.02      30.09.02      30.09.02
---------------------------------------------------------------------------------------------------------------
                                                                                                      US$000(1)
CASH AND DUE FROM BANKS                      6,802.717     6,068.103     5,802.466     6,751.464    $1,852.762
---------------------------------------------------------------------------------------------------------------
  Cash and Checks                              783.444       863.668       825.269       873.400      $239.682
  Deposits in Central Bank of Peru           4,348.014     3,845.914     3,865.556     4,861.173    $1,334.021
  Deposits  with local and foreign banks     1,671.259     1,358.521     1,111.641     1,016.891      $279.059

MARKETABLE SECURITIES, net                   1,526.661     1,534.507     1,469.810     1,656.219      $454.506

LOANS                                       12,949.898    12,908.608    12,999.449    12,777.599    $3,506.476
---------------------------------------------------------------------------------------------------------------
   Current                                  11,677.380    11,774.543    11,968.692    11,735.168    $3,220.408
   Past Due                                  1,272.518     1,134.065     1,030.757     1,042.431      $286.068
  Less - Reserve for possible loan losses   (1,226.884)   (1,192.392)   (1,103.645)   (1,122.271)    ($307.978)
LOANS  NET                                  11,723.014    11,716.216    11,895.804    11,655.328    $3,198.498
---------------------------------------------------------------------------------------------------------------

INVESTMENT SECURITIES AVAILABLE FOR SALE       329.129       307.458       373.204       418.333      $114.800
PROPERTY, PLANT and EQUIPMENT, net             640.846       656.819       625.742       615.541      $168.919
OTHER ASSETS                                   965.162       942.044       854.264       698.304      $191.631

              TOTAL ASSETS                  21,987.529    21,225.147    21,021.290    21,795.189    $5,981.117

                LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:                   18,421.804    17,898.193    17,620.804    18,407.651    $5,051.496
---------------------------------------------------------------------------------------------------------------
  Demand deposits                            3,454.221     3,771.740     3,765.364     3,885.345    $1,066.231
  Saving accounts                            5,042.700     5,343.149     5,166.269     5,210.494    $1,429.883
  Time deposits                              9,924.883     8,783.304     8,689.171     9,311.812    $2,555.382

DUE TO BANKS  AND CORRESPONDENTS               602.694       481.792       387.860       463.847      $127.291
OTHER LIABILITIES                            1,129.580       980.346     1,117.905       967.494      $265.503

SHAREHOLDERS EQUITY:                         1,833.451     1,864.815     1,894.720     1,956.197      $536.827
---------------------------------------------------------------------------------------------------------------
  Capital stock                              1,032.485     1,022.810     1,096.865     1,096.956      $301.031
  Legal reserve                                664.208       658.154       648.833       648.886      $178.070
  Retained earnings                            136.758       183.851       149.022       210.355       $57.726

      TOTAL LIABILITIES AND  EQUITY         21,987.529    21,225.146    21,021.289    21,795.189    $5,981.117

  Contingent Credits                         3,096.335     3,593.270     4,335.720     4,510.605    $1,237.817

---------------------------------------------------------------------------------------------------------------
(1)Translated at S/.3.644 per US$1.00.


                             BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
                                              Table  5
                                   CONSOLIDATED  INCOME STATEMENTS
           (Constant Nuevos Soles, as of September 30, 2002  and U.S. Dollars in thousands)

-----------------------------------------------------------------------------------------------------
                                       Three months ended                   Nine months  ended
                           --------------------------------------------------------------------------
                            30.09.01  30.06.02  30.09.02    30.09.02  30.09.01  30.09.02    30.09.02
-----------------------------------------------------------------------------------------------------
Interest income and expense                               US$000(1)                       US$000(1)
  Interest income            511.143   401.733   383.898    $105.351 1,589.461 1,193.583    $327.547
  Less - Interest expense    214.773   124.145   121.406     $33.317   712.738   375.567    $103.064
                           --------------------------------------------------------------------------
    Net interest income      296.370   277.588   262.492     $72.034   876.723   818.016    $224.483
-----------------------------------------------------------------------------------------------------

Provisions for possible
 loan losses, net             98.429   103.518   110.310     $30.272   315.334   301.303     $82.685

Net interest income after
         provisions          197.941   174.070   152.182     $41.762   561.389   516.713    $141.798
-----------------------------------------------------------------------------------------------------

Other Income
  Fees and commissions from
   services                  129.248   137.996   152.053     $41.727   371.377   421.860    $115.768
  Net gains from sales of
   securities                  4.453     8.892     1.077      $0.296    14.624    25.767      $7.071
  Net gains on foreing
   exchg. transacts.          19.027    18.181    19.110      $5.244    45.961    53.124     $14.578
  Other income                19.404    23.817    23.260      $6.383    55.072    66.355     $18.209
                           --------------------------------------------------------------------------
                             172.132   188.886   195.500     $53.650   487.034   567.106    $155.627
                           --------------------------------------------------------------------------

Other Expenses
  Salaries and employee
   benefits                  119.942   129.133   128.844     $35.358   361.556   387.478    $106.333
  General and
   administrative             86.380    90.738   103.300     $28.348   255.222   279.089     $76.589
  Depreciation and
   amortization               30.375    29.554    29.197      $8.012    89.562    88.341     $24.243
  Taxes other than income
   tax                        10.150     8.268     8.664      $2.378    31.029    25.356      $6.958
  Other                       34.802    36.402    21.789      $5.979   114.216    96.304     $26.428
                           --------------------------------------------------------------------------
                             281.649   294.095   291.794     $80.075   851.585   876.568    $240.551
                           --------------------------------------------------------------------------

 Result from exposure to
         inflation            (8.293)   23.809    27.337      $7.502   (14.495)   51.513     $14.136

 Income before income tax     80.131    92.670    83.225     $22.839   182.343   258.764     $71.011

    Income Tax                20.868    26.846    21.896      $6.009    46.149    72.810     $19.981

        NET INCOME            59.263    65.824    61.329     $16.830   136.194   185.954     $51.030

-----------------------------------------------------------------------------------------------------
(1)Translated at S/.3.644 per US$1.00.


                           BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
                                            Table  6
                                 SELECTED FINANCIAL INDICATORS

------------------------------------------------------------------------------------------------
                                              Three months ended:          Nine  months  ended
                                      ----------------------------------------------------------
                                         30.09.01    30.06.02   30.09.02   30.09.01    30.09.02
------------------------------------------------------------------------------------------------
Profitability
-------------
 Net income per common share (S/. per
  share)(1)                                 0.055       0.061      0.057      0.127       0.173
 Net interest margin on interest
  earning assets (2)                         6.20%       6.03%      5.57%      6.19%       5.85%
 Return on average total assets (2)(3)       1.08%       1.25%      1.15%      0.84%       1.15%
 Return on average shareholders'
  equity (2)(3)                             13.11%      14.11%     12.74%     10.19%      12.98%

Quality of loan portfolio
-------------------------

  Past due loans as a percentage of
   total loans                               9.83%       7.93%      8.16%      9.83%       8.16%
  Reserves for loan losses as a
   percentage of
      total past due loans                  96.41%     107.07%    107.66%     96.41%     107.66%
  Reserves for loan losses as a
   percentage of
       total loans                           9.47%       8.49%      8.78%      9.47%       8.78%
  Reserves for loan losses as a
   percentage of
      substandard  loans (C+D+E)            46.86%      43.51%     46.19%     46.86%      46.19%
  Past due loans - reserves for loan
   losses as a
      percentage of shareholders'
       equity                                2.49%      -3.85%     -4.08%      2.49%      -4.08%

Operating efficiency (5)
--------------------------------------
 Oper. expense as a percent. of total
  income (4)                                54.18%      55.45%     53.34%     56.81%      55.50%
 Oper. expense as a percent. of av.
  tot. assets(2)(3)                          4.64%       4.91%      4.56%      4.79%       4.77%

Capital adequacy
--------------------------------------
  Total Regulatory capital (constant
   millions S/.)                          2,076.3     2,030.4    2,006.1    2,076.3     2,006.1
  Tier  I  Capital (constant millions
   S/.)                                   1,696.7     1,745.7    1,745.8    1,696.7     1,745.8
  Net equity as a percentage of period
   end total assets                          8.34%       9.01%      8.98%      8.34%       8.98%
  Regulatory capital / risk-weighted
   assets                                   12.86%      12.18%     12.73%     12.86%      12.73%

Average balances (constant millions
 S/.) (3)
--------------------------------------
  Interest earning assets                19,118.4    18,408.2   18,842.6   18,631.5    18,891.5
  Total Assets                           21,892.5    21,070.8   21,408.2   21,575.9    21,510.2
  Net equity                              1,807.8     1,866.5    1,925.5    1,782.4     1,910.5

Additional data
--------------------------------------
  No. of outstanding shares (millions)     1026.3      1076.5     1076.5     1026.3      1076.5
  No. of employees                          7,547       7,821      7,977      7,547       7,977
  Inflation rate ( Wholesale price
   index)                                   -0.80%       0.66%      1.70%     -0.97%       2.37%
  Exchange rate (S/. per 1 U.S.
   Dollar)                                   3.48        3.51       3.64       3.48        3.64

------------------------------------------------------------------------------------------------

(1) Shares outstanding of 1,076 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2)  Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4)  Total income includes net interest income and other income.
(5) Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment.




                                        ATLANTIC SECURITY HOLDING CORPORATION
                                                      Table  7
                                               SELECTED FINANCIAL DATA
                      (Thousands of U.S. Dollars, except net income per share, and percentages)

---------------------------------------------------------------------------------------------------------------------

                                                                 Three  months  ended          Nine  months  ended
                                                         ------------------------------------------------------------
                                                            30.09.01    30.06.02    30.09.02    30.09.01    30.09.02
---------------------------------------------------------------------------------------------------------------------
Results
---------
  Net Interest Income                                          4,236       6,747       4,254      14,335      17,813
  Provisions for market risks                                  7,521         898       1,332       8,441       6,452
  Other Income(1)                                              4,489      (1,329)       (357)      7,668       1,578
  Operating Expense                                            2,607       2,388       2,489       8,465       7,322
  Net Income                                                  (1,403)      2,132          75       5,097       5,616
  Net Income per share (US$)                                   (0.04)       0.05        0.00        0.13        0.14

Balance Sheets  (end of period)
--------------------------------
  Total Assets                                               687,352     632,867     656,796     687,352     656,796
  Loan portfolio, net                                        206,929     167,235     153,820     206,929     153,820
  Marketable securities and investments                      263,894     312,297     298,905     263,894     298,905
  Total Deposits                                             543,266     503,509     537,333     543,266     537,333
  Shareholders' equity                                       119,922     104,655     102,381     119,922     102,381
  Funds under administration                                 372,204     474,291     481,840     372,204     481,840

Ratios (2)
----------------------
  Net interest margin / interest earning assets (3)(4)(5)        2.5%        3.4%        3.0%        2.6%        3.2%
  Return on average stockholders' equity(4)                     -4.5%        7.9%        0.3%        5.4%        6.5%
  Return on average total assets(4)                             -0.8%        1.3%        0.0%        0.9%        1.1%
  Past due loans as a percentage of total loans                  0.0%        0.0%        0.0%        0.0%        0.0%
  Reserves for loan losses as a percentage
     of total loans                                              0.2%        0.1%        0.4%        0.2%        0.4%
  Operating expense  /  total income(6)                         29.9%       44.1%       63.9%       38.5%       37.8%
  Operating expense / average total assets(4)                    1.5%        1.5%        1.5%        1.6%        1.4%
  Operating expense / average total assets +
                                funds under management(4)        1.0%        0.8%        0.9%        1.1%        0.9%

---------------------------------------------------------------------------------------------------------------------

(1)  Includes realized gains in securities.
(2) Averages are determined as the average of period-beginning and period-ending balances.
(3)  Averages determined from monthly balances.
(4)  Annualized.
(5)  Without considering dividend income and dividend earning assets.
(6)  Without considering provisions for investments.


                            EL PACIFICO-PERUANO SUIZA  AND  SUBSIDIARIES
                                              Table  8
                                       SELECTED FINANCIAL DATA
                        (Constant Nuevos Soles as of September 30, 2002, and
                       U.S. Dollars in thousands, except net income per share)
-----------------------------------------------------------------------------------------------------
                                   As of and for the three month       As of and for the nine month
                                            period ended                       period ended
                              -----------------------------------------------------------------------
                               30.09.01  30.06.02  30.09.02  30.09.02  30.09.01  30.09.02   30.09.02
-----------------------------------------------------------------------------------------------------
Results                                                     US$000(1)                      US$000(1)
------------------------------

  Total gross Premiums          196,323   191,126   232,368   $63,767   545,604   663,094   $181,969
  Change in Reserves             26,587    24,175    26,528    $7,280    89,566    89,675    $24,609
  Net Underwriting Results       15,301     9,850    21,659    $5,944    17,785    58,612    $16,085
  Net Financial Income           17,276    28,756    19,808    $5,436    51,568    65,080    $17,859
  General Expenses               23,914    27,258    25,029    $6,868    70,199    78,916    $21,656
  Net Income                      7,628     9,890    12,315    $3,379     2,890    34,605     $9,496
  Net Income per share
   (S/.)(2)                       0.330     0.424     0.528    $0.145     0.125     1.484     $0.407

Balance Sheets  (end of
 period)
------------------------------

  Total Assets                1,156,377 1,355,932 1,463,060  $401,498 1,156,377 1,463,060   $401,498
  Investments in Secur. and
   Real estate                  735,824   943,006   987,451  $270,980   735,824   987,451   $270,980
  Technical Reserves            663,679   821,219   862,912  $236,803   663,679   862,912   $236,803
  Net Equity                    295,845   339,195   353,350   $96,968   295,845   353,350    $96,968

Ratios
------------------------------

  Net underwriting results          7.8%      5.2%      9.3%      9.3%      3.3%      8.8%       8.8%
  Loss ratio                       67.3%     51.4%     44.5%     44.5%     64.8%     43.8%      43.8%
  Return on avge. equity
   (3)(4)                          10.9%     12.4%     15.0%     15.0%      1.3%     11.2%      11.2%
  Return on total premiums          3.9%      5.2%      5.3%      5.3%      0.5%      5.2%       5.2%
  Shareholders' Equity  /
   Total Assets                    25.6%     25.0%     24.2%     24.2%     25.6%     24.2%      24.2%
  Increase in Risk Reserves        19.5%     17.2%     17.1%     17.1%     21.8%     19.8%      19.8%
  Combined Ratio                   87.6%     91.8%     81.1%     81.1%     89.9%     81.0%      81.0%
-----------------------------------------------------------------------------------------------------
    - Net Claims / Net
     Premiums                      65.3%     68.4%     59.1%     59.1%     66.7%     58.4%      58.4%
    - Op. Exp.+Comiss./Net
     Premiums                      22.3%     23.4%     22.0%     22.0%     23.2%     22.5%      22.5%
  Operating expense/Net
   Premiums                        17.5%     19.4%     16.1%     16.1%     17.1%     17.4%      17.4%
  Oper. expense / Avge. assets
   (3)(4)                           8.8%      8.4%      7.3%      7.3%      8.8%      7.5%       7.5%

-----------------------------------------------------------------------------------------------------

(1)  Translated at S/.3.644 per US$1.00.
(2)  Based on 23.3 million shares in all periods.
(3) Averages are determined as the average of period- beginning and period-ending balances.
(4)  Annualized.


                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                      Credicorp Ltd.





                                           By:  -------------------------------
                                           Name : Ray Campos
                                           Title:    Authorized Representative





Dated:   November 15, 2002